

Mail Stop 7010

March 22, 2007

<u>via U.S. mail and facsimile</u>

Ralph E. Faison
President and Chief Executive Officer
Andrew Corporation
3 Westbrook Corporate Center, Suite 900
Westchester, Illinois 60154

>   **RE: Andrew Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2006**
>   **Filed December 13, 2006**
>   **Form 10-Q for the Fiscal Quarters Ended December 31, 2006**
>   **File No. 1-14617**

Dear Mr. Faison:

    We have reviewed your response letter dated March 7, 2007 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies, page 31

Goodwill, page 32

1. We note your response to comment 2 in our letter dated February 21, 2007 and have the following additional comments.

    • As previously requested, please disclose how you weight the DCF and CB methods and your basis for such weighting.

- Please disclose the material assumptions underlying your CB fair value method, specifically the earnings multiple(s) used.

- Please help us better understand why, given your view that the "remote" language in paragraph 27.c. of SFAS 142 is a very high threshold, it would be appropriate to only update your DCF method fair value for 2006 SFAS 142 "step one" testing purposes. In this regard, we note that Network Solutions appears to have had events and circumstances in fiscal 2006 that may have significantly changed the fair value determination. Further, we note that Network Solutions group had lower than expected revenue during the year and such deterioration in revenues, in part, caused the Company to significantly increase the deferred tax asset valuation allowance in the 4th quarter of 2006.

- Please provide us with the following additional information:

  o The CB method fair values, the DCF method fair values and the carrying values for each of your reporting units for the goodwill impairment tests completed in each of the three years ended September 30, 2006.
  o An explanation as to why the CB method fair value for Network Solutions is 13% greater than the discounted cash flow fair value for fiscal year 2005.
  o An explanation for any significant variances in the CB and DCF methods fair values for any of the reporting units for the three years provided.
  o A list of the comparable businesses used for Network Solutions and Base Station Subsystem and the earnings multiples used in 2004, 2005 and 2006.
  o The hypothetical effect on the fair value estimates for Antenna & Cable Products and Network Solutions for a 10% change in the weighting of the CB method.

2. We note your response to comment 3 in our letter dated February 21, 2007. We note that the additional critical accounting policy disclosures you are considering provide investors with a better explanation of the sensitivity of your material assumptions in your DCF method. However, as noted from this disclosure, the fair value of Base Station Subsystems and Network Solutions does not materially exceed their carrying values. Given the significance of the goodwill associated with these two operating segments, please expand your proposed disclosures to provide a comprehensive explanation as to why you believe your estimates and assumptions underlying the future operating results and the cash flows for these two operating segments is supportable. In this regard, if the higher sales volumes from China, the lower costs from the restructuring initiatives, et cetera do not produce the results you anticipate, there would appear to be a potential for a material goodwill impairment charge. Given the significance these assumptions have on the resulting DCF method fair values, we believe you must better discuss how you determined the higher sales

volumes and lower costs and the risks associated with not attaining those management estimates. In this regard, the statement, "[i]f actual results are different from the company's forecasts, future tests may indicate an impairment of goodwill, which could result in non-cash charges, adversely affecting the company's results of operations" is not sufficient. Refer to Item 303 of Regulation S-K. Please provide us with the disclosure you intend to include in future filings.

3. We note your response to comment 4 in our letter dated February 21, 2007. Please provide us with the following additional information:

    - The projected and actual revenue growth rates and EBIT Margin used in your DCF method for 2006 used in your July 1, 2005 valuation, 2005 used in your July 1, 2004 valuation, and 2004 used in your July 1, 2003 valuation. Provide us with an explanation for any material differences between what was projected and the actual results.

    - The amount of headroom for each of your operating segments based on your July 1, 2005, July 1, 2004 and July 1, 2003 valuations.

4. We note your response to comment 5 in our letter dated February 21, 2007. Specifically, we note your position that the components below your operating segments are product lines and do not meet the definition as set forth in EITF 98-3. In order for us to fully understand your basis for this conclusion, please provide us with a more comprehensive response. Please provide us with the following:

    - Identify for us each product line. Address for us what operating segment the product line belongs to and how these product lines relate to your corporate management structure you have presented in Exhibit B.

    - For each product line, please provide a comprehensive analysis using the form and content set forth in EITF 98-1 such that you (i) perform the Step 1 and 2 analyses by identifying all the inputs, processes and outputs that the product line includes or does not include and (ii) perform your Step 3 analysis by fully addressing why the missing elements are considered significant or significant on a combined basis. It should be clear from your analysis that you have considered such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort and the cost required to obtain the missing element. Please ensure your analysis also addresses the following:

- o Output – Sales, distribution and customer service: Tell us why you believe a sales force could not be assembled for each of your product lines. In this regard, we note that certain operating segments have positions such as VP Business Development and VP Technical Marketing. Refer to Example 4 of EITF 98-3.
- o Input – Common manufacturing facilities: Tell us why you believe a common manufacturing facility is a process instead of an input. Tell us if each of the product lines has its own manufacturing processes (i.e., are each of the product lines manufactured on the same lines with the same technology).
- o Input – Common manufacturing equipment: Please tell us which product lines have commingled equipment, including the percentage of the manufacturing equipment that are not allocated to specific product lines to your total manufacturing equipment. Tell us the significance of the shared equipment in the manufacturing process for the impacted product lines.
- o Input – Raw material procurement agreements: It appears that the primary reason for you using company-wide procurement agreements is for economies of scale purposes and not because the raw materials are scarce or difficult to purchase. Items such as copper, aluminum, plastics and other metals would appear to be items that are readily available and can be purchased from a number of different suppliers. Please tell us how you determined that this element is actually missing in terms of "the ability to obtain access to necessary materials or rights." If you do believe it to be a missing element, please tell us how you determined that it is not minor. Refer to Example 4 of EITF 98-3.
- o We note that you are in the process of selling the Yantai, China facility and inventory and equipment related to your "broadband cable business," for which you have allocated approximately $4 million of goodwill. EITF 98-3 states, "[i]f goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business." Also refer to Example 3 of EITF 98-3 for additional guidance. Please tell us how this transaction factors into your analysis of the components categorized as product lines versus businesses.

8. Income Taxes, page 54

5. We note your response to comment 7 in our letter dated February 21, 2007. You indicate that the unanticipated 4th quarter negative events resulted in a net pretax loss for your U.S. companies for fiscal 2006 as opposed to the previous forecast of pretax income. You also indicate that you considered the positive and negative evidence involving other possible sources of taxable income and concluded that recording the $83.4 million valuation allowance was appropriate. Please tell us whether, prior to the 4th quarter negative events, you had positive objective evidence of future profitability in the U.S. and Italy. In this regard, it is unclear how the first three of the

four listed items were material factors in your assessment of future profitability, as these items appear to be either one-time expenses or expenses that should improve future results. Please refer to paragraphs 20-25 of SFAS 109 for guidance.

6. We assume that your analyses of the realizability of your U.S. deferred tax assets utilized the same cash flow / profit projections as used in your other assessments of asset impairment. Please address for us any differences in these analyses and fully explain to us the appropriateness of these differences. In this regard, we note your responses to comments 2 and 4 that Network Solutions has historically had profitable results and has forecasted profitable results. We also note that Network Solutions has the highest projected EBIT margins, as compared to your other operating segments. As such, it is unclear how lower than expected revenue for Network Solutions due to delays in the Middle East network optimization project was a material factor in your assessment that your net U.S. deferred tax assets are more likely than not unrealizable. Please advise.

7. We note your response to comment 7 regarding your footnote disclosure and to comment 8 regarding the change in valuation allowance during fiscal year 2006. The $102.2 million increase in your valuation allowance for fiscal year 2006 materially impacted your results for the fiscal year. As such, it remains unclear to us why you did not provide a comprehensive explanation within your audited footnotes and/or MD&A for investors to understand the significant events that occurred during the fourth quarter of fiscal year 2006 that resulted in such a significant charge.

    *   Please revise your disclosures in future filing to provide a comprehensive explanation of the material factors that contributed to your decision to recognize a full valuation on your net U.S. deferred taxes in the 4th quarter of 2006. Your separate disclosure of the first three items within MD&A did not convey to readers a full understanding that it was these items that lead to your $83.4 million increase in your valuation allowance. It does not appear that an investor could reasonably link the three items disclosed in MD&A as being the primary cause for $83.4 million of the $102.2 million valuation allowance charge. Furthermore, we did not note any discussion of the delay of a Middle East network optimization project that not only materially impacted revenues for Network Solutions but also contributed to recognizing an additional $83.4 million valuation allowance.

    *   As depicted in your response to prior comment 8, your discussion should also provide a better explanation of the components of the valuation allowance and the amount of the increase from the prior period. In this regard, it appears from your reconciliation that the valuation allowance for the net U.S. deferred tax assets increased by $94.1 million during fiscal year 2006 and not just the $83.4 million that you recognized in the fourth quarter of fiscal year 2006 as a change in estimate.

Refer to Sections 501.04 and 501.12.b.4. of the Financial Reporting Codification for guidance and provide us with the disclosure you intend to include in future filings.

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

Note 11. Sale of Assets, page 13

8. We note your response to comment 11 in our letter dated February 21, 2007. Please tell us when you expect to complete the Yantai sale, including the exercise of the conversion feature of the note receivable from Andes. Upon completion of these transactions, please provide us with your analysis of your accounting for this transaction, which should include how you valued the 30% interest in Andes and the gain or loss on the Yantai sale.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief